CETERA ADVISORS LLC AND SUBSIDIARY
(SEC I.D. No. 8-26892)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26892

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cetera Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5299 DTC Blvd #800
_____
(No. and Street)

Greenwood Village   CO   80111
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Bowman   (619) 881-5262   Tim.Bowman@cetera.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 2700   Los Angeles   CA   90013
(Address)   (City)   (State)   (Zip Code)

October 20, 2003   34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Tim Bowman</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Cetera Advisors LLC (the "Company")</u>, as of <u>December 31</u>, 2<u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Tim Bowman*

Title:

Principal Financial Officer

Please See Attached

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

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Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

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Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 23 day of February, 20 23,
by   Date   Month   Year

(1) Timothy Joseph Bowman

(and (2) _____),
                Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

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Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors LLC and its subsidiary (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 23, 2023

We have served as the Company's auditor since 2016.

CETERA ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	39,164,037
Fees and commissions receivable		23,487,202
Receivable from clearing broker		9,142,363
Related party receivables		59,586
Other receivables		9,616,632
Deferred charges		5,294,245
Intangible assets, net of accumulated amortization of $15,918,137		57,784,163
Goodwill		67,751,445
Other assets		3,311,760
Total assets	$	215,611,433
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Fees and commissions payable	$	23,807,365
Payable to clearing broker		2,565,405
Related party payables		2,649,622
Accrued expenses and accounts payable		986,216
Accrued compensation		1,945,894
Deferred revenue		1,397,083
Deferred credit		2,022,615
Regulatory and litigation reserves		1,634,125
Contingent liability		2,441,989
Other liabilities		939,956
Total liabilities		40,390,270
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
MEMBER'S EQUITY		175,221,163
Total liabilities and member's equity	$	215,611,433

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

CETERA ADVISORS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisors LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company and its subsidiary, Cetera Advisors Insurance Services LLC, provide brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On September 9, 2022, the Company acquired certain assets and liabilities from First Allied Securities, Inc. Broker/Dealer ("FASI BD") and the affiliated FASI Insurance Services, Inc. ("FASI Insurance"). The transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of the Company have been adjusted to include the impacts of the transaction in the current period as if the certain assets and liabilities acquired had been consolidated at the beginning of the period presented.

In connection with this transaction, there was cancellation of related party receivable from Parent in the amount of $3.5 million.

The following table summarizes the impact of the transaction to the Company's Consolidated Statement of Financial Condition as of December 31, 2021:

	As of December 31, 2021		
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
ASSETS			
Cash and cash equivalents	$ 17,720,055	$ -	$ 17,720,055
Fees and commissions receivable	21,161,368	6,874,786	28,036,154
Receivable from clearing broker	937,031	1,609,036	2,546,067
Related party receivables	11,779	-	11,779
Other receivables	2,463,208	1,071,622	3,534,830
Intangible assets, net of accumulated amortization	2,541,191	56,675,497	59,216,688
Goodwill	6,089,000	60,240,445	66,329,445
Other assets	6,543,340	1,221,626	7,764,966
Total Assets	$ 57,466,972	$ 127,693,012	$ 185,159,984
LIABILITIES AND MEMBERS EQUITY			
LIABILITIES			
Fees and commissions payable	$ 20,054,902	$ 7,046,680	$ 27,101,582
Related party payables	225,024	-	225,024
Accrued expenses and accounts payable	529,248	437,421	966,669
Accrued compensation	1,182,365	687,570	1,869,935
Deferred revenue	1,168,922	68,500	1,237,422
Deferred credit	1,644,585	1,113,527	2,758,112
Regulatory and litigation reserves	2,930,000	499,876	3,429,876
Other liabilities	945,849	84,887	1,030,736
Total liabilities	28,680,895	9,938,461	38,619,356
Member's equity	28,786,077	117,754,551	146,540,628
Total liabilities and member's equity	$ 57,466,972	$ 127,693,012	$ 185,159,984

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued receivables related to cash sweep programs.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2022, securities owned of $485,201 are included in Other assets and securities sold, not yet purchased of $122,455 included in Other liabilities in the Consolidated Statement of Financial Condition. See Note 4 – Fair Value Measurements for more information.

Deferred Charges

Deferred charges include unamortized deferred charges including recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the estimated advisor's useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 5 years. As of December 31, 2022, the Company had unamortized deferred charges of $5,294,245. As of December 31, 2022, the weighted average remaining useful life was 14.4 years.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 6 – Goodwill and Other Intangible Assets, for additional information regarding the Company's goodwill and other intangible assets.

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2022.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2022.

Deferred Credits

Deferred credits primarily consist of rebates received on the signing of the Company's clearing services contract with Pershing LLC, which is accreted on a straight-line basis. The unaccreted deferred credits of $2,022,615 is included in Deferred credit in the Consolidated Statement of Financial Condition and will be accreted over the remaining life of 2.75 years.

Other Assets

Other assets primarily include prepaid expenses and property and equipment (see Note 5 – "Property and Equipment").

Contingent Liability

In connection with a business combination the Company may provide contingent consideration to the sellers to be settled in cash at a future date. The amount to ultimately be settled under these arrangements is dependent on specified future events occurring or conditions being met. Contingent consideration arrangements that are required to be settled in cash are classified as liabilities on the Company's Consolidated Statement of Financial Condition.

Contingent consideration provided as part of a business combination is initially measured at fair value and is remeasured at approximate fair value at each reporting date until the contingency is resolved, with changes recognized in earnings. See Note 3 – "Acquisition" for additional information on the Company's acquisition.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented as deferred charges on the Company's Consolidated Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Consolidated Statement of Financial Condition and related disclosures.

NOTE 3 - ACQUISITION

On March 1, 2022, the Company entered into an Asset Purchase Agreement ("Agreement") with an affiliated practice ("Seller") under which the Company purchased certain assets which represented the operations of the Seller. The Seller provides investment management and advisory services and the purpose of the Agreement is to acquire the Seller's interest in future earnings.

The closing date of the transaction was March 1, 2022, and the transaction was determined to be a business combination. At the closing date, the Company recorded the initial net assets of $2.5 million and allocated to the assets acquired and liabilities assumed. A majority of the assets acquired and liabilities assumed relate to $4.1 million of identifiable intangible assets and goodwill and a $1.6 million contingent liability.

The contingent liability (i.e., earnout obligation) is due to the Seller in two installments, with the first and second installments due within 74 days of the first and second anniversary of the closing date, respectively. Further, the maximum amount of each installment is $1.25 million per the terms of the Agreement.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates

commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2022, is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 25,151,109	$ -	$ -	$ 25,151,109
Securities owned - recorded in Other assets:				
Equity securities	39,769	-	-	39,769
Mutual funds	119,151	-	-	119,151
Certificate of deposits	-	311,372	-	311,372
Corporate bonds	-	5,268	-	5,268
U.S. government bonds	9,641	-	-	9,641
Total securities owned	168,561	316,640	-	485,201
Total	$ 25,319,670	$ 316,640	$ -	$ 25,636,310

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other liabilities:				
Corporate bonds	$ -	$ 5,683	$ -	$ 5,683
U.S. government bonds	116,772	-	-	116,772
Total	$ 116,772	$ 5,683	$ -	$ 122,455

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Equity securities with sufficient trading volume and mutual funds are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Corporate bonds and certificate of deposits are fair valued by management using third-party pricing services and are classified within Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of fees and commissions receivable and payable, receivable from and payable to clearing broker, related party receivables and payables, other receivables, accrued expenses and accounts payable, accrued compensation, regulatory and litigation reserves, contingent liabilities, and other liabilities was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, net of accumulated depreciation and amortization and recorded in Other assets on the Consolidated Statement of Financial Condition. Office furniture and equipment are depreciated using the straight-line method over their estimated useful lives of 3 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2022:

Leasehold improvements	$	928,769
Office furniture		216,097
Equipment		134,294
Total property and equipment		1,279,160
Less: Accumulated depreciation		(397,527)
Total property and equipment, net	$	881,633

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of the activity in goodwill is presented below:

Balance at December 31, 2021	$	66,329,445
Goodwill acquired		1,422,000
Balance at December 31, 2022	$	67,751,445

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2022:

As of December 31, 2022	Gross Carrying Amount		Accumulated amortization		Net Carrying Amount		Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$	70,987,200	$	(14,812,661)	$	56,174,539	15.5
Trade names		2,485,100		(1,049,226)		1,435,874	5.7
Non-compete agreements		230,000		(56,250)		173,750	2.9
Total	$	73,702,300	$	(15,918,137)	$	57,784,163	

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an Internal Revenue Code Section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2022 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including assets under management, sales volume, number of personnel, and producing advisors. Cetera Investment Services LLC ("CIS"), an affiliate, provides custodial services for certain customer retirement accounts of the Company.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial and affiliated with CIS. As of December 31, 2022, outstanding payables of $1,947,356 and $595,150 to Cetera Financial and Cetera Investment Advisers LLC ("CIA"), respectively, were included in Related party payables in the Consolidated Statement of Financial Condition. In addition, the Company had $107,116 of Related party payables with other affiliates.

As of December 31, 2022, the Company had $59,586 of related party receivables with other affiliates.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. At December 31,2022, the Company had Regulatory and litigation reserves of $1.6 million. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

In October 2022, the Company settled a civil action brought by the SEC that involved a dispute over the adequacy of historical disclosures regarding the Company's receipt of 12b-1 and other fees and certain revenue-sharing agreements. The Company resolved the matter without admitting or denying the SEC's allegations.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and other financial ratio requirements. As of December 31, 2022, the Company complied with such requirement.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2022, the Company had net capital of $24,499,292 which was $24,249,292 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain consolidating financial information of the Company's consolidated subsidiary, Cetera Advisors Insurance Services LLC, including eliminations, as of December 31, 2022.

Total assets	$	19,110
Total liabilities		-
Member's equity	$	19,110

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Consolidated Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Consolidated Statement of Financial Condition, except as noted below.

The Company issued a dividend to Cetera Financial on January 26, 2023, in the amount of $16,000,000.

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